UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

[   ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

Commission file number: ___________

GOD’S LAKE RESOURCES INC.
(Exact name of Registrant specified in its charter)

ONTARIO, CANADA
(Jurisdiction of incorporation or organization)

133 Richmond Street, Suite 403
Toronto, Ontario M5H 2L3
(Address of principal executive offices)

Judy Baker, President & CEO
God’s Lake Resources Inc.
133 Richmond Street; Suite 403
Toronto, Ontario, M5H 2L3
Tel: 416-361-9359
jbaker@godslakeresources.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

With a copy to:
Jonathan H. Gardner
Kavinoky Cook LLP
726 Exchange Street; Suite 800
Buffalo, N.Y. 14210
Tel: 716-845-6000
Fax: 716-845-6474

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES, NO PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the fiscal year ended December 31, 2009: 8,232,888 Common Shares.

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes [     ]         No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [     ]             No [     ]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [     ]             No [X]

Indicate by check mark whether the registrant has submitted and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [     ]             No [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

[   ] Large Accelerated Filer             [   ] Accelerated Filer             [X ] Non-Accelerated Filer

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[ ]
International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ]
Other	[ X ]

  If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. :

Item 17 [ X ]             Item 18 [     ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes [     ]             No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [     ]             No [X]

TABLE OF CONTENTS

Introduction	- 1 -
Financial and Other Information	- 1 -
Forward Looking Statements	- 2 -
Conversion Factors	1

PART I

Item 1. Identity of Directors, Senior Management, and Advisors	2
Item 2. Offer Statistics and Expected Timetable	3
Item 3. Key Information (including RISK FACTORS)	3
Item 4. Information on the Company	8
Item 5. Operating and Financial Review and Prospects	13
Item 6. Directors, Senior Management and Employees	18
Item 7. Major Shareholders and Related Party Transactions	23
Item 8. Financial Information	24
Item 9. The Offer and Listing	24
Item 10. Additional Information	26
Item 11. Quantitative and Qualitative Disclosures About Market Risk	35
Item 12. Description of Securities Other than Equity Securities	35

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	37
Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	37
Item 15. Controls and Procedures	37
Item 16A. Audit Committee and Financial Expert	37
Item 16B. Code of Ethics	37
Item 16C. Principal Accountant Fees and Services	37
Item 16D. Exemptions from the Listing Standard for Audit Committee	37
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	37
Item 16F. Change in Registrant’s Certifying Accountant	37
Item 16G. Corporate Governance	37

PART III

Item 17. Financial Statements	38
Item 18. Financial Statements	57
Item 19. Exhibits	57

Audited Financial Statements for the twelve month periods ended December 31, 2009 and 2008	38

Signature Page	57

Exhibits	58

INTRODUCTION

God’s Lake Resources Inc. (the “Company,” “God’s Lake” or “we”) is an exploration stage mining company organized pursuant to the laws of Ontario, Canada. The Company’s principal business office is located at 133 Richmond Street West, Suite 403, Toronto, Canada M5H 2L3. God’s Lake is engaged in the acquisition, exploration and development of mineral properties for the mining of precious metals and base metals. Our principal property is the Sherman Lake Gold Project (the “Project”) which is located 410 km north of Red Lake, Ontario and consists of one block of 16 leased claims that we acquired on June 12, 2009. See “Item 4 –Information on the Company - Property” herein.

The claims are subject to a 2% Net Smelter Return Royalty which we may purchase, at our election, for US$250,000. Prospecting in 1935 led to the discovery of the Project. Follow-up trenching and drilling in 1936 identified two separate gold bearing quartz veins. A prior owner put a portion of the Project into production in 1938 and, based upon publicly available records, produced 52,560 oz. of gold from 46,457 tons of ore (average grade 1.13 oz/ton) over a four-year period. Due to difficulties in identifying new ore zones, the mine was closed in 1941. Intermittent exploration efforts over the years by various groups in the immediate and surrounding area of the Project generated erratic results. However, work in the late 1990’s identified several exploration targets near the old mine workings which we believe deserve further attention. These targets remain untested as of the date of this registration statement. The Company’s plan is to investigate these targets and develop new targets through a systematic review and re-interpretation of historical data with the employment of modern exploration techniques. The Company requires further working capital to give effect to this plan and intends to raise such working capital through private placements of its securities. The success of the Company depends upon, among other things, its ability to raise adequate working capital and conduct further exploration which may, or may not, yield favorable results. Potential investors are strongly encouraged to read “Item 3 – Key Information - RISK FACTORS” herein.

The Company has completed two private placements in Canada, as further described herein. The Company’s common shares began trading on the Canadian National Stock Exchange under trading symbol, “GLR” on August 7, 2009.

The Company has obtained a technical report on the Project that meets the requirements of Canadian National Instrument 43-101. That report is filed as an exhibit to this registration statement and is available at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm.

FINANCIAL AND OTHER INFORMATION

In this registration statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$). As of April 14, 2010 the currency exchange rate was approximately US$1.00 equals CDN$1.00. As of the Company’s fiscal year end on December 31, 2009, the currency exchange rate was approximately US$1.00 equals CDN$1.051. The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and conform in all material respects with United States generally accepted accounting principles (“US GAAP”) except as noted. The principal difference between Canadian GAAP and US GAAP affecting the Company’s financial statements is that pursuant to Canadian GAAP mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria while, under US GAAP, such costs relating to unproved properties are expensed as they are incurred. A reconciliation of the impact of the difference between Canadian GAAP and US GAAP is provided in the Company’s audited financial statements for the years ended December 31, 2009 and 2008 in Note 10.

The Company is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11, “Enterprises in the Development Stage.” The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the mineral property acquisition costs and related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in Item 4 – “Information about the Company” and Item 5 – “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this registration statement under “Item 3 – Key Information – RISK FACTORS” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission (the “SEC”).

The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this registration statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

THE PURCHASE OF OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS REGISTRATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CONVERSION FACTORS

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Ounces per ton (oz/t)	Grams per tonne (gpt)	34.28
Tonnes	Short Tons	1.102

Item 1. Identity of Directors, Senior Management, and Advisors

Directors and Senior Management

Name, Business Address and Position(s) held	Other Current Business Endeavors	Period served as a Director or Officer	Age	% of Business Time Devoted to the Company

Judy Baker President, CEO and Director 133 Richmond Street; Suite 403 Toronto, Ontario, M5H 2L3	Director of Abcourt Mines, Inc. and Nemaska Exploration, Inc.	Officer and Director since March 8, 2010	44	80%

Mark B. Cairns Director 24 Ranleigh Ave. Toronto, ON M4N 1W9 (1)	President of EDEV Real Estate Advisors Inc., a real estate construction management firm	Director since June, 2009	50	5%

Michael G. Sheridan Director C/o Norstar Securities LP 73 Richmond Street West Suite 107 Toronto, ON M5H 4E8	President and CEO of Norstar Securities LP, a Toronto based investment dealer	Director since June, 2009	48	5%

Michael J. Doran Director 20 Toronto St. Apt. 760 Toronto, ON M5C 2B8	Mr. Doran is the President and CEO of the National Consulting Group (NCGI), a Canadian based consulting firm specializing in strategic advice to business and government.	Director since June, 2009	66	5%

Wolfgang H. Kyser Director 401 Queens Quay West Suite 310 Toronto, ON M5V 2Y2	President of Nutok Corporation, an investment company	Director since June, 2009	63	5%

Dennis H. Peterson Corporate Secretary (2) 120 Adelaide Street West Toronto, ON M5H 1T1	Solicitor, Peterson Law Professional Corporation, a law firm specializing in small cap corporate finance	Director from May, 2006 to March 8, 2010	49	5%

Jacqueline Lilley Chief Financial Officer C/o Norstar Securities LP 73 Richmond Street West Suite 107 Toronto, ON M5H 4E8	Accountant for Norstar Securities LP, a Toronto based investment dealer	Officer since September 28, 2009	46	5%

(1) Mr. Cairns also served as the Company’s President and Chief Executive Officer from June 2009 until March 8, 2010.

(2) Mr. Peterson resigned from the Company’s Board of Directors as of March 8, 2010. Ms. Baker was appointed to fill the vacancy created by Mr. Peterson’s resignation. There were no disagreements between the Company and Mr. Peterson in connection with his resignation from the Board of Directors.

For more detailed information, see Item 6 - Directors, Senior Management and Employees herein.

The Company's auditor for the preceding three years is McGovern, Hurley, Cunningham, LLP, with its principal office at 2005 Sheppard Avenue East, Suite 300, Toronto, Ontario M2J 5B4.

Item 2. Offer Statistics and Expected Timetable

No Disclosure Necessary

Item 3. Key Information (including RISK FACTORS)

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2009 and 2008 was derived from the financial statements of the Company which have been audited by McGovern, Hurley, Cunningham LLP, Toronto, Ontario, as indicated in their auditors’ report which is included in Item 17 of this registration statement. The Company has declared December 31 as its fiscal year-end and, as of December 31, 2009, had completed approximately six months of operation since June 12, 2009, the date on which it acquired the Project. Prior to that date, the Company was inactive for a period of over 10 years. The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and conform in all material respects with United States generally accepted accounting principles (“US GAAP”) except as noted. The principal difference between Canadian GAAP and US GAAP affecting the Company’s financial statements is that pursuant to Canadian GAAP mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, such costs relating to unproved properties are expensed as they are incurred. A reconciliation of the impact of the difference between Canadian GAAP and US GAAP in its audited financial statements for the years ended December 31, 2009 and 2008 in Note 10.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its exploration activities and for working capital.

Selected Financial Data

The Company was formed in Ontario, Canada on December 21, 1923. The Company became active on June 12, 2009 when it acquired the Project. Prior to that date, the Company was inactive since 1997. Prior to 1997, the Company was known as Great Grandad Resources Limited and was engaged in oil and gas exploration in Western Canada.

Note that under US GAAP, for the year ended December 31, 2009, the Company’s net loss was CDN$93,198, the loss per share was CDN$0.02, the shareholders’ equity was CDN$438,911 and the total assets were CDN$458,588.

The following table is derived from the financial statements of the Company for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005.

	2009	2008	2007	2006	2005

Revenue	Nil	Nil	Nil	Nil	Nil
Net loss and comprehensive loss	93,198	33,722	46,938	19,400	2,778
Expenses	93,474	33,722	46,938	19,400	7,778
Cash flows from financing activities	489,480	45,000	75,000	Nil	5,000
Total assets	458,588	22,506	13,360	6,731	6,502
Current liabilities	19,677	9,877	12,009	33,198	13,569
Working capital (deficiency)	408,911	12,629	1,351	(26,467)	(7,067)
Shareholders’ equity (deficiency)	438,911	12,629	(73,649)	(26,467)	(7,067)
Market capitalization (1)
Shares outstanding	8,232,888	2,822,888	1,532,565	1,434,218	1,434,218
Warrants and options	5,110,000	Nil	Nil	Nil	Nil
Net loss per share	0.02	0.02	0.03	0.01	0.00

(1) For more information regarding the capitalization of the Company see “Item 4 - History and Development of the Company.”

3.A.3. Exchange Rates

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent calendar year periods ended December 31, the average rates for the period and the range of high and low rates for the periods. Exchange rates are also disclosed for the six most recent monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	Close	Average	High	Low
Month Ended 03/31/10	1.0150	1.0230	1.0420	1.0101
Month Ended 02/28/10	1.0523	1.0566	1.0779	1.0370
Month Ended 01/31/10	1.0693	1.0429	1.0695	1.0225
Month Ended 12/31/09	1.0510	1.0544	1.0748	1.0366
Month Ended 11/30/09	1.0556	1.0595	1.0830	1.0427
Month Ended 10/31/09	1.0819	1.0548	1.0961	1.0251
Month Ended 09/30/09	1.0707	1.0817	1.1103	1.0591
Fiscal Year Ended 12/31/09	1.0510	1.1419	1.3066	0.9711
Fiscal Year Ended 12/31/08	1.2180	1.0660	1.0298	0.7688
Fiscal Year Ended 12/31/07	1.0088	1.0748	1.1878	0.9066
Fiscal Year Ended 12/31/06	1.1664	1.1346	1.1796	1.0926
Fiscal Year Ended 12/31/05	1.1613	1.1610	1.1646	1.1583

3.B Capitalization and Indebtedness

On July 15, 2009, the Company completed a non-brokered private placement financing for gross proceeds of CDN$511,000 (the “Private Placement”). The proceeds of the Private Placement will be used to fund exploration activities on the Project and for general corporate purposes. In connection with the Private Placement the Company issued to investors 5,110,000 “units” at $0.10 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of CND$0.75 for a period of 24 months (the “Warrant Term”) from the closing date, subject to acceleration as follows. At any time after four months and one day have elapsed from the closing of the Private Placement, if the closing price of the common shares on the principal market on which such shares trade is equal to or exceeds CDN$1.50 for 20 consecutive trading days, the Company may provide written notice to the purchaser that the Warrant Term shall accelerate to the date which is 90 days following the date a press release is issued by the Company announcing such reduced Warrant Term. After completion of the Private Placement, the Company had 8,232,888 common shares issued and outstanding on a non-diluted basis with 5,110,000 common shares subject to issuance, for a total of 13,342,888 common shares on a fully diluted basis. See Item 7 “Major Shareholders and Related Party Transactions.”

On June 12, 2009, the Corporation issued 300,000 common shares at a deemed price of CDN$0.10 per share for a total consideration of CND$30,000. The proceeds of this private placement financing were used to acquire the Project, subject to a 2% Net Smelter Return Royalty which may be purchased from its owner for a consideration of US$250,000. See “Item 4 - Information on the Company.”

3.C Reasons For The Offer and Use of Proceeds

No offer of securities is made by this registration statement.

3.D Risk Factors

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

1.	BECAUSE OF THE UNIQUE DIFFICULTIES AND UNCERTAINTIES INHERENT IN MINERAL EXPLORATION VENTURES WE FACE A HIGH RISK OF BUSINESS FAILURE.

The Company is engaged in the business of exploration for precious metals in Canada. We have no known commercial body of ore. Exploration and development of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. If our exploration programs do not yield favorable results, we may be unable to finance further exploration activities and our shareholders could lose their entire investment.

2.	WE HAVE NO SOURCE OF OPERATING REVENUE AND EXPECT TO INCUR SIGNIFICANT EXPENSES BEFORE ESTABLISHING AN OPERATING MINE, IF WE ARE ABLE TO ESTABLISH AN OPERATING MINE AT ALL.

We have no source of revenue and we do not have any commitments to obtain additional financing. We have no operating history upon which an evaluation of our future success or failure can be made. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

further exploration of our mineral assets and the results of that exploration;

our ability to raise the capital necessary to conduct this exploration and preserve our interest in these mineral claims; and

our ability to raise capital to develop the mineral assets, if warranted, and operate them profitably.

Because we have no operating revenue, we expect to incur operating losses in future periods as we continue to expend funds to explore and develop our properties. Failure to raise the necessary capital to continue exploration and development could cause us to go out of business.

3.	RISKS ASSOCIATED WITH THE LEASE COVERING OUR CLAIMS

Our Lease covering the Sherman Lake Gold Project claims is dated as of January 1, 1999 and expires on December 31, 2011. See Item 10C – Material Contracts, herein. The lessor is the Ministry of Northern Development and Mines for the Province of Ontario. The Lease can only be renewed during the period that begins three months prior to the expiration of the Lease. Based upon our understanding of the conditions for renewal, the Company is confident that the Lease will be renewed by the lessor. However, it is possible that the Lease will not be renewed. If the Lease is not renewed, we will lose all of our rights in and to the Sherman Lake Project.

4.	RISKS ASSOCIATED WITH GOVERNMENT REGULATIONS

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect a natural resource issuer or require it to expend significant funds. There is no guarantee that exploitation permits will be granted. The Company will also have to obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances, all of which would add to the cost of development and operation, with the result that development may not be economically feasible.

5.	RISKS ASSOCIATED WITH THE VOLATILITY OF COMMODITIES MARKETS

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of gold, to a lesser extent, base and other related metals. The price of those commodities fluctuates and is affected by numerous factors beyond the Company’s control, including international economic and political trends, global demand for base and precious metals, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and therefore the economic viability of any of the Company’s exploration projects, cannot be predicted.

6.	WE ARE HEAVILY DEPENDENT UPON KEY DIRECTORS AND EXECUTIVES

The Company is dependent on the services of key directors and executives. With the exception of Judy Baker, our President and Chief Executive Officer, with whom we have a consulting agreement, we do not have employment or consulting agreements with any of our key officers. Due to the relatively small size of the Company, the loss of these persons or the Company's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

7.	CONFLICTS OF INTEREST

Certain of the directors of the Company also serve as directors and officers of other companies involved in gold and precious metal or other natural resource exploration and development. Each of the directors must determine how much time to allocate to the business of the Company and the other companies and organizations with which they are involved.

8.	OUR STOCK PRICE IS HEAVILY INFLUENCED BY THE RESULTS OF EXPLORATION

We cannot predict the results of the exploration that will be conducted. The results of these activities will heavily influence our decisions on further exploration at our properties and are likely to affect the trading price of our stock. As of the date of this registration statement, our common stock trades on the Canadian National Stock Exchange, only.

9.	THERE ARE PENNY STOCK SECURITIES LAWS THAT COULD LIMIT YOUR ABILITY TO SELL SHARES

Our common stock is considered a “penny stock” in the United States and the sale of our stock by you in the United States will be subject to the “penny stock rules” of the Securities and Exchange Commission. The penny stock rules require broker-dealers in the United States to take steps before making any penny stock trades in customer accounts. As a result of these factors there could be delays in the trading of our stock and some brokers may decline to handle transactions involving our stock which could negatively affect the liquidity of your shares.

10.	OUR BUSINESS IS SUBJECT TO CURRENCY RISKS

The Company conducts its business activities in Canadian dollars. Consequently, the Company is subject to gains or losses due to fluctuations in Canadian currency relative to the U.S. dollar.

11.	CURRENT LEVELS OF MARKET VOLATILITY COULD HAVE ADVERSE IMPACTS

The capital and credit markets have been experiencing volatility and disruption recently. If the current levels of market disruption and volatility continue or worsen, there can be no assurance that the Company will not experience adverse effects, which may be material. These effects may include, but are not limited to, difficulties in raising additional capital or debt and a smaller pool of investors and funding sources. There is thus no assurance that the Company will have access to the equity capital markets to obtain financing when necessary or desirable.

12.

MINING OPERATIONS IN GENERAL INVOLVE A HIGH DEGREE OF RISK, WHICH WE MAY BE UNABLE, OR MAY NOT CHOOSE TO INSURE AGAINST, MAKING EXPLORATION AND/OR DEVELOPMENT ACTIVITIES WE MAY PURSUE SUBJECT TO POTENTIAL LEGAL LIABILITY FOR CERTAIN CLAIMS.

Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although we plan to take adequate precautions to minimize these risks, and risks associated with equipment failure or failure of retaining dams which may result in environmental pollution, there can be no assurance that even with our precautions, damage or loss will not occur and that we will not be subject to liability which will have a material adverse effect on our business, results of operation and financial condition.

Item 4. Information on the Company

History and Development of the Company

The Company was incorporated on December 21, 1923, in the Province of Ontario pursuant to the Business Corporations Act (Ontario) under the name “Keeley Extension Mines, Limited” with an authorized capital of 2,000,000 common shares. On May 24, 1974 the Company changed its name to “Grandad Gold Mines Ltd.” and increased the number of authorized shares to 5,000,000. On July 4, 1977 the Company changed its name to “Grandad Resources Limited” and on March 1, 1978 was continued federally under such name pursuant to the Canada Business Corporations Act.

On August 15, 1983 the Company was recapitalized to increase the number of common shares authorized and create two new series of stock. Following the recapitalization, 15,000,000 common shares of the Company were authorized. In addition 5,000,000 Class A Special Shares and 4,000,000 Class B Special Shares were created. On December 23, 1986 the Articles of Incorporation of the Company were amended to provide that the 403,077 unissued Class "B" special shares were changed to 403,077 Class "A" special shares and the rights of the Class "A" special shares and the Class "B" special shares were deleted. The 403,077 issued Class "A" special shares were re-designated as Class A preference shares and subject to the rights thereto. On July 19, 1988 the Company effectuated a 2 for 1 reverse split of its common shares and changed its name to “Great Grandad Resources Limited.” Following such reverse split there were 5,468,463 issued and outstanding common shares of the Company.

On July 4, 2007, the Company underwent another name change to “GGD Resources Inc.” The issued common shares were consolidated on the basis of six point eight (6.8) pre-consolidation shares for one post-consolidation share. The authorized and unissued Class A preference shares were cancelled. On December 19, 2007 Articles of Amendment were filed. The issued common shares were consolidated on the basis of 100 pre-consolidation shares for one post-consolidation share. No fractional shares were issued. On December 20, 2007 the Company subdivided the issued common shares on the basis of 100 post-subdivision shares for each pre-subdivision share. The number of common shares was changed from 15,000,000 to an unlimited number. The name of the Company was changed by Articles of Amendment filed on June 12, 2009 to "God's Lake Resources Inc." As of the date of this Registration Statement there are no preferred shares of God’s Lake authorized or outstanding.

The Company’s head office is located at:

133 Richmond Street West, Suite 403
Toronto, Ontario M5H 2L3
Telephone:416-361-9359
Email: info@godslakeresources.com

The principal contact person for the Company is Judy Baker, President and Chief Executive Officer. She can be reached by calling the Company at 416-361-9359.

The Company’s fiscal year end is December 31.

The Company’s common shares trade on the Canadian National Stock Exchange under the symbol “GLR”. The Company has an unlimited number of common shares authorized, without par value. As of April 20, 2010 the Company had 8,232,888 shares of its common stock issued and outstanding.

The Company’s Canadian counsel is Peterson Law Professional Corporation, Toronto, Ontario where the contact person is Dennis H. Peterson. The Company’s U.S. counsel is Kavinoky Cook LLP, Buffalo, New York. The contact person at Kavinoky Cook LLP is Jonathan H. Gardner.

Business Overview

We are an exploration stage mining company. Our objective is to explore and, if warranted and feasible, to develop our interest in certain mineral concessions called the Sherman Lake Gold Project as more fully described below. There is no assurance that commercially viable mineral deposits exist on any of our mineral claims and further exploration will be required before a final evaluation as to economic feasibility is determined.

Property, Plant and Equipment

Sherman Lake Gold Project

The Company owns a 100% interest in the Sherman Lake Gold Project, consisting of one block of 16 leased claims located 410 km north of Red Lake, Ontario. Such claims are subject to a pre-existing 2% net smelter return royalty (“NSR”) as further described below. As the date of this registration statement the Company has not undertaken any exploration activity on the property.

On June 12, 2009, the Company entered into a property sale agreement (the “Purchase Agreement”) with Sachigo River Exploration Company Inc. (“Sachigo”) pursuant to which it acquired a 100% interest in the Sherman Lake Gold Project. Upon consummation of the Purchase Agreement, God’s Lake became the successor lessee under the Lease covering the claims (the “Lease”). For a description of the Lease, see Item 10C – Material Contracts, herein. As of the date of this report, recording of our interest as lessee in the applicable registry in Ontario is in process. In lieu of paying the purchase price in cash, the Company issued to Sachigo 300,000 shares of its common stock as consideration. In the event one or more of the claims comprising the Sherman Lake Gold Project enters into production, the Company has assumed an obligation to pay to C. Warren Hunt (“Hunt”) a NSR pursuant to an agreement between Sachigo and Hunt dated as of March 22, 1999. An “NSR” is a royalty paid on proceeds received from purchasers of mine products with no deduction for production, milling or pre-shipping costs. The Company has the right at any time to purchase the NSR from Hunt for consideration of US$250,000.

The Sherman Lake Gold Project consists of 16 contiguous leased mining claims comprising approximately 198 hectares. The claims are located in the Aljo Lake and Lewitt Lake areas, Red Lake Mining Division, District of Red Lake, Ontario and are further described as follows.

Sherman Lake Gold Project Claims

Claim No.	Approximate Area (ha)
KRL503358	7.64
KRL503359	12.94
KRL503360	14.40
KRL503361	9.88
KRL503362	12.25
KRL503363	7.78
KRL503364	16.20
KRL503365	13.51
KRL503366	12.40
KRL503367	10.53
KRL503368	11.55
KRL510205	11.7
KRL510206	11.0
KRL510207	19.0
KRL510208	15.2
KRL510209	12.4

The effective date for the Lease is dated January 1, 1999 and expires on December 31, 2011. Annual and/or rental cost for the claim block is approximately $600. For a description of the Lease, see Item 10C – Material Contracts, herein. This cost is re-assessed each year as prescribed under the Mining Act. Under the terms of the Lease, the land and buildings within the claim block are to be used solely for the purposes of the mining industry. The Company is not aware of any current or pending challenges to the title of the Claims. The exploration activities on the property contemplated by the Corporation will not require permits issued by any regulatory authority.

Local Topography and Infrastructure

The Sherman Lake Gold Project is situated in the Aljo Lake and Levitt Lake areas in northwestern Ontario, approximately 430 kilometers north of Red Lake, Ontario and 60 kilometers east of the Manitoba-Ontario boundary. The Sherman Lake Gold Project can be accessed by bush plane from Red Lake, or from Big Trout Lake located approximately 110 kilometers southeast. According to historical information, there is no infrastructure or services available at the Project. Each year, a seasonal road from Pickle Lake is put through Windigo Lake, and on to Big Trout Lake, approximately 180 kilometers south of the property. Red Lake, Ontario is the nearest municipality offering a full range of goods, services and experienced personnel required for exploration, mining and other support activities. Red Lake can be accessed via Highway 105 approximately 120 kilometers north of the Trans-Canada Highway between Dryden and Kenora, Ontario.

Local resources on the Property consist of an abundance of fresh water and trees suitable for rough construction timber. The nearest high-voltage power line is 400 kilometers to the south in Red Lake. Facilities at the property include a head-frame, mineshaft, waste dump, warehouse, office, staff buildings, cookhouse and assay office.

Climatic conditions are harsh and typical of the northern boreal forest. Summer temperatures can rise to the mid-30s Celsius in summer, and plunge as low as –50º C during the winter. Annual rainfall averages at 43 centimeters and average annual snowfall varies between 2 and 3 metres. The area of the claims has a base elevation of 190 metres and is of low relief, less than 5 metres. Drainage is poor with much of the area covered by small lakes, creeks and extensive muskeg. Vegetation consists of black spruce, tamarack, willow and ubiquitous alders and grasses in muskeg. Spruce, poplar and white birch are found in the dryer areas near bedrock outcroppings.

Sherman Lake Gold Project Geology

The Sherman Lake Gold Project is located within the Blackbear River-Ellard Lake Greenstone Belt that consists largely of medium metamorphic grade mafic-pillowed flows, with minor amphibolite occurring near the Property. The area is underlain by a sequence of greenschist to amphibolite facies mafic volcanics intruded by gabbro, feldspar porphyry and diorite dykes. Gold has been found within quartz veins, shear zones and porphyry dykes.

Glossary of Technical Terms used in the above description.

amphibolite	Amphibolite is a grouping of rocks composed mainly of amphibole (as hornblende) and plagioclase feldspars, with little or no quartz. It is typically dark-colored and heavy, with a weakly foliated or schistose (flaky) structure. The small flakes of black and white in the rock often give it a salt-and-pepper appearance.

facies	Bodies of sediment recognizably different from adjacent sediment deposited in a different depositional environment.

feldspar	A group of rock-forming tectosilicate minerals which make up as much as 60% of the Earth's crust. Feldspars crystallize from magma in both intrusive and extrusive igneous rocks, as veins, and are also present in many types of metamorphic rock.

gabbro	Refers to a large group of dark, coarse-grained, intrusive mafic igneous rocks chemically equivalent to basalt. The rocks are plutonic, formed when molten magma is trapped beneath the Earth's surface and cools into a crystalline mass.

greenschist	A general field petrologic term applied to metamorphic and/or altered mafic volcanic rock. The green is due to abundant green chlorite, actinolite and epidote minerals that dominate the rock.

mafic	An adjective describing a silicate mineral or rock that is rich in magnesium and iron. The term was derived by contracting "magnesium" and "ferric".

porphyry	A plutonic rock with large crystals in a fine-grained matrix.

volcanic	Volcanic rock is an igneous rock of volcanic origin. Texture : Volcanic rocks are usually fine-grained or aphanitic to glassy in texture.

History of the Sherman Lake Gold Project

The following is based upon on historical records reviewed by the Company. Prospecting in 1935 led to the discovery of the Sherman Lake Gold Project. Follow-up trenching and drilling in 1936 identified two separate high-grade gold bearing quartz veins. The Project went into production in 1938 and, based upon publicly available information, produced 52,560 oz. of gold from 46,457 tons of ore (average grade 1.13 oz/ton) over its 4-year lifetime. Due to difficulties in identifying new ore zones, the mine was closed in 1941. Intermittent exploration efforts over the years by various groups in the immediate and surrounding area of the Project generated erratic results. However, work in the late 1990’s identified several exploration targets near the old mine workings. As of the date of this registration statement, God’s Lake has not conduced exploration on the Project. The Company plans to investigate these targets and develop new targets through a systematic review and reinterpretation of historical data with the employment of modern exploration techniques.

Item 5. Operating Results and Financial Review and Prospects

For additional information regarding our operating results and financial statements, see “Item 3.-Key Information (including RISK FACTORS)” herein.

Twelve Months Ended December 31, 2009

Operating Results

During this period, the Company had interest revenue of $276 (2008 - NIL) and incurred expenses of $93,474 (2008 - $33,722). The Company’s net loss for the period was $93,198 (2008 - $33,722).

Liquidity and Capital Resources

The Company had cash in the amount of $424,848 as at December 31, 2009, compared to $19,958 as at December 31, 2008. As at December 31, 2009, the Company had a working capital surplus of $408,911, compared to a working capital surplus of $12,629 as at December 31, 2008. The Company had shareholders’ equity in the amount of $438,911 as at December 31, 2009 compared to shareholders’ equity of $12,629 as at December 31, 2008. As at December 31, 2009 current liabilities of the Company were $19,677 compared to $9,877 at December 31, 2008.

The Company acquired its rights to the Sherman Lake Gold Project on June 12, 2009, subject to a 2% Net Smelter Return Royalty which may be purchased for a consideration of US $250,000. Consideration for this purchase was the issuance of 300,000 common shares at a deemed value of $0.10 per share. Capital required to explore this property was raised through a non-brokered private placement for gross proceeds of $511,000. Management deems this to be sufficient capital to begin exploration of the mineral properties acquired.

Twelve Months Ended December 31, 2008

Operating Results

During the twelve-month period ended December 31, 2008, the Company was dormant and did not generate any revenue. The Company had cash in the amount of $19,958 as at December 31, 2008 compared to $10,890 as at December 31, 2007. As at December 31, 2008, the Company had working capital of $12,629, compared to working capital of $1,351 as at December 31, 2007. Operating Expenses during this period were $33,722, all of which were related to general and administrative costs.

Liquidity and Capital Resources

The Company had cash in the amount of $19,958 as at December 31, 2008 compared to $10,890 as at December 31, 2007. As at December 31, 2008, the Company had working capital in the amount of $12,629, compared to working capital of $1,351 as at December 31, 2007. The Company had shareholders’ equity in the amount of $12,629 as at December 31, 2008, compared to shareholders’ deficit of $73,649 as at December 31, 2007. Current liabilities were roughly the same at December 31, 2008 ($9,877), compared to December 31, 2007 ($12,009).

During the year ended December 31, 2007, a corporation controlled by a director, who is also an officer of the Company, advanced $75,000 to the Company. During the period ended December 31, 2008, the same corporation advanced a further $45,000 to the Company under the same terms as the previous advance for a total of $120,000. These amounts were unsecured, non-interest bearing, and the lending corporation agreed not to demand repayment on or before January 1, 2010. These funds were applied to working capital and were used to fund the ongoing administration of the Company.

On October 23, 2008, the directors of the Company approved a subscription agreement with the corporation that advanced the aforementioned funds, for a private placement of 1,290,323 common shares of the Company. A subscription price of $0.093 per common share was agreed upon, for gross proceeds of $120,000. The per share price of $0.093 was based on the arm’s length price per share of $0.0137 paid in a change of control transaction announced on May 18, 2006 and adjusted for the 6.8:1 common share consolidation that occurred on July 4, 2007. The Company has directed that repayment of the advanced funds shall be applied to the subscription price of the shares.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Capital Resources

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of its new venture and its ability to obtain additional equity financing.

As of the date of this registration statement, the Company had Warrants outstanding as outlined in the following table:

Number	Expiry	Exercise price	To purchase
5,110,000	July 15, 2011	CND$0.75	1 common share

Transactions with Related Parties

Twelve Months Ended December 31, 2009

During the twelve months ended December 31, 2009, a corporation controlled by a director, who is also an officer of the Company, advanced $5,500 to the Company. This amount was subsequently repaid July 15, 2009.

On July 15, 2009, the Company completed a non-brokered private placement financing (the “Private Placement”). The proceeds of the Private Placement will be used to fund exploration activities on the Project and for general corporate purposes. In connection with the Private Placement the Company issued to investors 5,110,000 “units” at $0.10 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of CND$0.75 for a period of 24 months (the “Warrant Term”) from the closing date, subject to acceleration as follows. At any time after four months and one day have elapsed from the closing of the Private Placement, if the closing price of the common shares on the principal market on which such shares trade is equal to or exceeds $1.50 for 20 consecutive trading days, the Company may provide written notice to the purchaser that the Warrant Term shall accelerate to the date which is 90 days following the date a press release is issued by the Company announcing such reduced Warrant Term. After completion of the Private Placement, the Company had 8,232,888 common shares issued and outstanding on a non-diluted basis with 5,110,000 common shares subject to issuance, for a total of 13,342,888 common shares on a fully diluted basis.

In connection with the Private Placement an additional 1,673,847 shares of the Company’s common stock were sold by two shareholders of the Company at a purchase price of $0.01 per share to certain participants in the Private Placement, for total proceeds of $16,739. Maria A. Bruzzese, a former director of the Company sold 583,615 shares and Dennis Peterson, a director and officer of the Company, sold 1,090,232 Shares. As a result of the foregoing transactions, affiliates of the Company acquired an aggregate of 3,675,000 units and 786,500 Shares of the Company’s common stock. For more information regarding the Private Placement and share ownership of directors and management, see “Item 7 - Major Shareholders and Related Party Transactions.”

During the year ended December 31, 2009, directors of the Company and a spouse of a director of the Company subscribed for a total of 3,925,000 units pursuant to the private placement described above for gross proceeds of $392,500. In connection with this same private placement, the Company incurred legal fees in the amount of $21,000 charged by a law firm of which a director who is also a shareholder and former officer of the Company, is partner.

During the year ended December 31, 2009, the Company made payments totaling $5,400 (2008 - $Nil) relating to fees to a director who is also a shareholder and former officer of the Company which are included as a component of professional fees.

Twelve Months Ended December 31, 2008

During the year ended December 31, 2007, a corporation controlled by a director, who is also an officer of the Company, advanced $75,000 to the Company. During the period ended December 31, 2008, the same corporation advanced a further $45,000 to the Company under the same terms as the previous advance for a total of $120,000. These amounts were unsecured, non-interest bearing, and the corporation agreed not to demand repayment on or before January 1, 2010. These funds were applied to working capital and were used to fund the ongoing administration of the Company.

On October 23, 2008, the directors of the Company approved a subscription agreement with the corporation that advanced the aforementioned funds, for a private placement of 1,290,323 common shares of the Company. A subscription price of $0.093 per common share was agreed upon, for gross proceeds of $120,000. The per share price of $0.093 was based on the arm’s length price per share of $0.0137 paid in a change of control transaction announced on May 18, 2006 and adjusted for the 6.8:1 common share consolidation that occurred on July 4, 2007. The Company directed that repayment of the advanced funds shall be applied to the subscription price of the shares.

Critical Accounting Estimates

The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are prepared on a basis consistent with the prior year except where noted below. Outlined below are those policies considered particularly significant.

Interest in Exploration Properties and Deferred Exploration Expenditures

Acquisition costs and exploration expenses relating to properties in which the Company has an interest will be deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are expensed to operations in the year of abandonment or sale.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company are recorded in the accounts at the time of payment. The Company reviews capitalized property costs on a periodic basis and recognizes impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the properties. Management's assessment of the properties estimated current value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

On March 27, 2009, the Accounting Standards Board issued EIC-174 “Mining Exploration Costs”. In this EIC, the Committee provided additional guidance for an enterprise that has initially capitalized exploration costs and has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has adopted EIC-174 in these financial statements with no material impact on the Company’s financial statements.

Asset Retirement Obligations

Costs of asset retirement obligations will be estimated each year by management based upon current regulations and industry practice. The fair value of asset retirement obligations is measured at the discounted present value of its expected cash outflows. The discounted amount will be capitalized as part of the carrying value of exploration properties and a corresponding liability will be recognized in the balance sheet. Once commercial production is achieved, depletion and depreciation expense will include amortization of the asset retirement amount using the unit-of-production method. The effect of the passage of time on the liability or accretion expense will be included in operating expense. The Company did not have any asset retirement obligations as at December 31, 2009 and 2008.

Credit Risk

On January 20, 2009 the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. Under EIC-173, an entity’s own credit risk and the credit risk of the counterparty should be taken in to account in determining the fair value of financial assets and liabilities, including derivative instruments. The Company adopted the requirements of EIC-173 effective January 1, 2009. The adoption of the EIC did not have a material impact on the Company’s financial statements.

Foreign Currency Translation

The Company incurs certain expenditures in Euro and U.S. dollars. Foreign currency amounts are translated into Canadian dollars, the functional currency of the Company, using the exchange rate in effect at that date. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets are translated at historical exchange rates. Expenses are translated using the exchange rate in effect at that time of the transaction. Translation gains and losses are included in the statements of operations, comprehensive loss and deficit.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates at which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Financial Instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as “held-for-trading”, “available-for-sale” financial assets, “held-to-maturity”, “loans and receivables”, or “other” financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net loss for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet or until impairment is assessed as other than temporary. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Financial instruments included in sundry receivables are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

In June 2009, the CICA amended Section 3862, “Financial Instruments - Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

Stock-Based Compensation

The Company records compensation cost based on the fair value method of accounting for stock-based compensation. The fair value of stock options is estimated using the Black-Scholes option pricing model. The fair value of each option is recognized over the vesting period as stock based compensation expense and contributed surplus. When options are exercised, the proceeds received, together with any amount in contributed surplus will be credited to share capital. The Company’s stock-based compensation plan is described in Note 4(d) to the financial statements.

Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share. See Note 4(c) for details on the Company’s potentially dilutive securities.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the period. Significant estimates include the valuation of interest in exploration property, asset retirement obligations, warrants and future tax assets. Actual results could differ from estimates. Management believes that the estimates are reasonable.

Goodwill and Intangible Assets

In November 2007, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces the existing Handbook Section 3062, “Goodwill and Other Intangible Assets” and Handbook Section 3450, “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this section effective January 1, 2009 had no material impact on the Company’s financial statements.

Comparative Balances

Certain comparative figures disclosed in the statement of operations, comprehensive loss and deficit have been reclassified to conform with financial statement presentation adopted for the current year.

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with IFRS by 2011. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS.

Business Combinations

CICA handbook Section 1582 “Business Combinations”, replaces Section 1581 “Business Combinations”, and provides the Canadian equivalent to International Financial Reporting Standards 3 “Business Combinations”. This applies to a transaction in which the acquirer obtains control of one or more businesses. Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. Any interest in the acquiree owned prior to obtaining control will be re-measured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions. Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed. Section 1582 is effective for fiscal years beginning on or after January 1, 2011.

Consolidations and Non-Controlling Interests

CICA handbook Sections 1601 “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests” replace Section 1600 “Consolidated Financial Statements”. These new sections provide the Canadian equivalent to International Accounting Standard 27 “Consolidated and Separate Financial Statements”. Sections 1601 and 1602 are effective for fiscal years beginning on or after January 1, 2011.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Judy Baker Ontario, Canada (1)	President, Chief Executive Officer and Director	Ms. Baker holds an Honors B.Sc. Geological Engineering in Mineral Resources Exploration and a M.B.A., and has seventeen years of experience in the mining and mineral exploration sector, including equity analysis, fund management; and exploration and mining company activity. Ms. Baker is currently a consultant for American Lithium Minerals Inc., a lithium exploration company focused on advancing US based lithium projects whose shares are traded on NASDAQ-OTCBB. Ms. Baker is also a consultant to Cenit Corporation. Prior to joining the Company, Ms. Baker was the President, CEO and a director of Canada Lithium Corp. and was instrumental in strategically positioning that company in the lithium business that formerly operated as Black Pearl Minerals. Ms. Baker also serves on the board of directors of Abcourt Mines Inc. and Nemaska Exploration Inc.

Mark B. Cairns Ontario, Canada (2)	Director	Mr. Cairns is a partner and founder of EDEV Real Estate Advisors Inc. Prior to forming EDEV Real Estate Advisors Inc., Mr. Cairns spent 8 years with CP Rail Properties Group and Marathon Realty Ltd. While at CP Rail Mr. Cairns was Senior Manager of Land Marketing for Ontario. During his time at Marathon Realty, Mr. Cairns worked with the Senior Vice-President of Land on strategic planning for large urban parcels like the Toronto Railway Lands, business park development in the United States and corporate real estate services for CP Rail. Also during his time at Marathon Realty, Mr. Cairns completed his Executive MBA at the University of Toronto. Mr. Cairns holds an MBA from the University of Toronto and a BA in Economics from the University of Western Ontario.

Michael J. Doran Ontario, Canada	Director	Mr. Doran is the President and CEO of the National Consulting Group (NCGI), a Canadian based consulting firm specialized in strategic advice to business and government. In the past five years, Mr. Doran has served in the following capacities for the following companies: Chairman, United Utilities Canada (1994-present); Chairman, Metcalfe Investments (2004-present); director, Hatch Mott Macdonald Ltd. (1998-2006); and director, Hatch Consulting Engineers (1996-2005).

Wolfgang H. Kyser Ontario, Canada	Director	Mr. Kyser is the President of Nutok Corporation, an investment company engaged in real estate investment and financing, as well as raising capital for junior mining companies. Mr. Kyser is currently a director of Net Net Net.TV, Inc. Kyser graduated in 1972 with a law degree from McGill University was called to the Bar of Ontario in 1974. He practiced commercial, securities and real estate law in Toronto until 1980 when he joined an international public real estate corporation as general counsel and director until 1985.

Michael G. Sheridan Ontario, Canada	Director	Mr. Sheridan is the President, Chief Executive Officer, director and principal shareholder of Norstar Securities Limited Partnership, a Toronto based investment dealer. Mr. Sheridan has spent his entire career in the investment industry with a particular focus on the mining sector. Mr. Sheridan was previously the founder and President of a number of private investment companies that were active in many sectors of the securities trading business. Mr. Sheridan holds a Bachelor of Arts degree from the University of Western Ontario.

Dennis H. Peterson Ontario, Canada (1)	Corporate Secretary & Director	Mr. Peterson is a securities lawyer and the principal of Peterson Law Professional Corporation, a Toronto-based securities law boutique focusing on resource companies. Mr. Peterson is a director of Probe Mines Limited, Zazu Metals Corporation, EM Resources Inc. and SL Resources Inc. Mr. Peterson holds a Bachelor of Commerce (Honours) degree from Queen’s University and a Bachelor of Laws degree from the University of Toronto.

Jacqueline Lilley Ontario, Canada	Chief Financial Officer	Ms. Lilley is the Accountant for Norstar Securities LP, a Toronto based investment dealer. Ms. Lilley is a Certified General Accountant and also holds a Bachelor of Arts degree from Carleton University.

(1) On March 8, 2010, Judy Baker was appointed as President and Chief Executive Officer of the Company and also appointed to fill a vacancy on the Board of Directors following the resignation of Dennis Peterson as a director effective as of March 8, 2010. There was no disagreement between Mr. Peterson and the Company or its Board in connection with Mr. Peterson’s resignation.

(2) Mark Cairns resigned as the President and Chief Executive Officer of the Company on March 8, 2010. He remains a member of the Company’s Board of Directors.

Voting Control of Officers and Directors

Name, Municipality of Residence and Position(s) held	Number of Common Shares Held	Number of Convertible Securities Held	Percentage of Voting Securities Held (1)

Michael G. Sheridan 17 Lonsdale Rd. Toronto, ON M4V 1W4 Director (2)	3,586,500	2,900,00	43.6%

Mark B. Cairns 24 Ranleigh Ave. Toronto, ON M4N 1W9 Director, President and Chief Executive Officer (3)	475,000	375,000	5.8%

Michael J. Doran 20 Toronto St. Apt. 760 Toronto, ON M5C 2B8 Director	200,000	200,000	2.4%

Wolfgang H. Kyser 401 Queens Quay West, Suite 310 Toronto, ON M5V 2Y2 Director	200,000	200,000	2.4%

Dennis H. Peterson 32 Roxborough St. East Toronto, ON M4W 1V6 Corporate Secretary	200,000	Nil	2.4%

Jacqueline Lilley 1430 Yonge Street, Suite #1003 Toronto, Ontario M4T 1Y6 Chief Financial Officer	Nil	Nil	Nil

(1) As of the date of this registration statement, there are 8,232,888 Shares issued and outstanding. In addition, there are 5,110,000 common share purchase warrants (“Warrants”) of the Company issued and outstanding. Each Warrant entitles the holder thereof to acquire one Share at a price of $0.75 until July 15, 2011. On a fully diluted basis there are 13,342,888 Shares of the Company outstanding. The percentages shown on the above table reflect the percentage owned assuming full exercise of Warrants by the holders thereof.

(2) On July 15, 2009, Mr. Sheridan acquired 2,900,000 Shares and 2,900,000 Warrants pursuant to a private placement of Units by the Company. Also on July 15, 2009, Mr. Sheridan acquired an additional 686,500 Shares from a shareholder of the Company.

(3) On July 15, 2009, Mr. Cairns acquired 375,000 Shares and 375,000 Warrants pursuant to a private placement of Units by the Company. Also on July 15, 2009, Mr. Cairns acquired an additional 100,000 Shares from a shareholder of the Company.

For more information regarding the terms of the Warrants, Units and the private placement see “Item 5 - Operating Results.”

Compensation of Directors

On June 12, 2009, the Company adopted the 2009 Stock Option Plan (the “2009 Plan”) pursuant to which our directors, officers, certain employees and consultants may receive stock options. The aggregate number of Shares that may be issued pursuant to the 2009 Plan may not exceed 10% of the issued and outstanding Shares of the Company, subject to approval the Board and an exchange, as applicable.

The Stock Option Plan is administered by the Board of Directors, which has full and complete authority to interpret the 2009 Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the 2009 Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Options issued under the 2009 Plan are exercisable for a maximum period of 5 years from the date of grant or such shorter period as may be determined at the time of the grant. As of the date of this Registration Statement the Company has not issued any stock options.

Audit Committee

The Audit Committee of God’s Lake’s Board of Directors is principally responsible for:

i)	assisting the Board of Directors in its oversight roll with respect to the quality and integrity of the Company’s financial information;

ii)	assessing the effectiveness of the Company’s risk management and compliance practices;

iii)	overseeing the work of the Company’s external auditor;

iv)	assessing the performance of the Company’s internal audit function;

v)	ensuring the Company is in compliance with legal and regulatory requirements; and

vi)	preparing reports of the Audit Committee in accordance with applicable laws or rules of securities regulatory authorities.

Composition of the Audit Committee:

Our Audit Committee consists of Michael J. Doran, Michael G. Sheridan and Wolfgang H. Kyser.

Nominations and Corporate Governance Committee

The Company’s Nominations and Corporate Governance Committee consists of Michael J. Doran, Michael G. Sheridan and Wolfgang H. Kyser.

Compensation Committee

The Company’s Compensation Committee consists of Michael J. Doran, Michael G. Sheridan and Wolfgang H. Kyser.

Item 7. Major Shareholders and Related Party Transactions

Major Stockholders

The following table lists all persons who own more than 5% of the Company's outstanding voting securities as of September 30, 2009:

Identity of Person or Group	Relationship with Company	Common Shares	Convertible Securities(*)	Percent of Class(*)
Mark B. Cairns (1)	Director	475,000	375,000	5.8%
Michael G. Sheridan	Director	3,586,000	2,900,000	43.6%

(1) Mr. Cairns also served as the President and Chief Executive Officer of the Company from June 2009 until March 8, 2010.

(*) As of the date of this registration statement, there are 8,232,888 shares of the Company’s common stock issued and outstanding. In addition, there are 5,110,000 common share purchase warrants (“Warrants”) of the Company issued and outstanding. Each Warrant entitles the holder thereof to purchase one Share. On a fully diluted basis there are 13,342,888 Shares of the Company outstanding. The percentages shown in the above table reflect the percentage owned assuming full exercise of Warrants by the holders thereof. The Company has no information as to the beneficial ownership of the registered in “street name.”

Of the Company’s 8,232,888 outstanding shares, none are owned by U.S. citizens, based upon a review of the addresses of the registered shareholders. The Company has no information about the nationality of shareholders who hold shares in street name.

Related Party Transactions

Twelve Months Ended December 31, 2009

On July 15, 2009, the Company completed a non-brokered private placement financing (the “Private Placement”). The proceeds of the Private Placement will be used to fund exploration activities on the Project and for general corporate purposes. In connection with the Private Placement the Company issued to investors 5,110,000 Units at $0.10 per unit. Each warrant entitles the holder thereof to acquire one common share at a price of CND$0.75 for a period of 24 months (the “Warrant Term”) from the closing date, subject to acceleration as follows. At any time after four months and one day have elapsed from the closing of the Private Placement, if the closing price of the common shares on the principal market on which such shares trade is equal to or exceeds $1.50 for 20 consecutive trading days, the Company may provide written notice to the purchaser that the Warrant Term shall accelerate to the date which is 90 days following the date a press release is issued by the Company announcing such reduced Warrant Term. After completion of the Private Placement, the Company had 8,232,888 common shares issued and outstanding on a non-diluted basis with 5,110,000 common shares subject to issuance, for a total of 13,342,888 common shares on a fully diluted basis. Directors of the Company and a spouse of a Director of the Company subscribed for a total of 3,925,000 units pursuant to the private placement described above for gross proceeds of $392,500. In connection with this same private placement, the Company incurred legal fees in the amount of $21,000 charged by a law firm of which a director who is also a shareholder and former officer of the Company, is partner.

In connection with the Private Placement an additional 1,673,847 shares of the Company’s common stock were sold by two shareholders of the Company at a purchase price of $0.01 per share to certain participants in the Private Placement, for total proceeds of $16,739. Maria A. Bruzzese, a former director of the Company sold 583,615 shares and Dennis Peterson, a director and officer of the Company, sold 1,090,232 Shares. As a result of the foregoing transactions, affiliates of the Company acquired an aggregate of 3,675,000 units and 786,500 Shares of the Company’s common stock. For more information regarding the Private Placement and share ownership of directors and management, see “Item 7-Major Shareholders and Related Party Transactions.”

During the quarter ended June 30, 2009, a corporation controlled by a director, who is also an officer of the Company, advanced $5,500 (2008 - $45,000) to the Company. This amount was subsequently settled through the issue of Units on July 15, 2009.

Twelve Months Ended December 31, 2008

During the year ended December 31, 2007, a corporation controlled by a director, who is also an officer of the Company, advanced $75,000 to the Company. During the period ended December 31, 2008, the same corporation advanced a further $45,000 to the Company under the same terms as the previous advance for a total of $120,000. These amounts were unsecured, non-interest bearing, and the corporation agreed not to demand repayment on or before January 1, 2010. These funds were applied to working capital and were used to fund the ongoing administration of the Company.

On October 23, 2008, the directors of the Company approved a subscription agreement with the corporation that advanced the aforementioned funds, for a private placement of 1,290,323 common shares of the Company. A subscription price of $0.093 per common share was agreed upon, for gross proceeds of $120,000. The per share price of $0.093 was based on the arm’s length price per share of $0.0137 paid in a change of control transaction announced on May 18, 2006 and adjusted for the 6.8:1 common share consolidation that occurred on July 4, 2007. The Company has directed that repayment of the advanced funds shall be applied to the subscription price of the shares.

Interests of Experts and Counsel

None

Item 8. Financial Information

Financial Statements and Other Financial Information

See Item 17

Item 9. The Offer and Listing

Description of the Securities Issued

Common Shares

The Company has one class of shares outstanding. We have 8,232,888 common shares outstanding as of the date of this registration statement. Our authorized share capital consists of an unlimited number of common shares without par value.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the board of directors.

Our common shares trade on the Canadian National Exchange under the trading symbol “GLR”. The following table shows the high and low trading price since the commencement of trading on August 7, 2009.

Monthly High and Low Market Prices for the Most Recent 6 Months

Month	High	Low

February 2010	CDN$0.65	CDN$0.65
January 2010	CDN$0.75	CDN$0.71
December 2009	CDN$0.80	CDN$0.58
November 2009	CDN$0.66	CDN$0.63
October 2009	CDN$0.61	CDN$0.61
September 2009	CDN$0.82	CDN$0.82

Application of Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our shares may be quoted on the OTC Bulletin Board and the price of our shares may fall within a range which would cause our shares to be considered a “penny stock.” The additional sales practice and disclosure requirements imposed upon broker-dealers handling “penny stocks” in the United States may discourage broker-dealers from effecting transactions in our shares, which could limit the market liquidity of the shares in the United States and impede the sale of our shares in the market in the United States.

Under the “penny stock” regulations, a broker-dealer selling “penny stocks” to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to purchase, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the “penny stock” regulations require the broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared by the Commission relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the “penny stock” held in a customer's account and information with respect to the limited market in “penny stocks.”

All of the foregoing may affect the marketability of our securities.

Blue Sky Restrictions on Resale

The Company will seek to obtain an exemption, known as the “manual exemption”, in up to 38 States where such exemption is available. Generally, the manual exemption is available to issuers that maintain an up-to-date listing that includes certain information about the issuer in a recognized securities manual. The Company will obtain a listing in “Standard & Poor’s Company Records,” a recognized securities manual. The States that provide the manual exemption include: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Guam, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Texas, U.S. Virgin Islands, Utah, Washington, West Virginia, and Wyoming. Each State’s law is different. Some of the States provide a general exemption for issuers’ securities that are listed in a “recognized securities manual” (or similar language) while other States have provisions that name the recognized securities manuals that qualify an issuer for the exemption in that State. Investors and securities professionals are advised to check each State’s securities laws and regulations (known as “Blue Sky” laws) or to check with the Company to ascertain whether an exemption exists for the Company’s shares in a particular State.

Item 10. Additional Information

10.A Share Capital

Authorized/Issued Capital

As of March 1, 2010 the Company has an unlimited number of no-par value shares of common stock authorized, of which 8,232,888 shares have been issued and fully paid.

On July 15, 2009, the Company completed a non-brokered arm’s length private placement financing. The proceeds of this private placement were be used to fund exploration activities on the Project and for general corporate purposes. Pursuant to the private placement, the Company issued to investors 5,110,000 “units” at $0.10 per unit. Each “unit” consisted of one common share of the Company and one common share purchase warrant, which separated immediately upon issuance. Each warrant entitles the holder to acquire one common share at a price of CND$0.75 for a period of 24 months (the “Warrant Term”) from the closing date, provided that if after four months and one day following the closing date, the closing price of the common shares on the principal market on which such shares trade is equal to or exceeds $1.50 for 20 consecutive trading days, the Company may provide written notice to the purchaser that the Warrant Term shall accelerate to the date which is 90 days following the date a press release is issued by the Company announcing the reduced Warrant Term. All securities issued pursuant to this private placement were subject to resale restrictions expiring four months after closing. After completion of the private placement, the Company had 8,232,888 common shares issued and outstanding on a non-diluted basis with 5,110,000 common shares subject to issuance, for a total of 13,342,888 common shares on a fully diluted basis. For more information regarding the Private Placement see Item 7- “Major Shareholders and Related Party Transactions.”

On June 12, 2009, the Corporation issued 300,000 common shares at a deemed price of $0.10 per share for a total consideration of $30,000. The proceeds of this private placement financing were used to acquire 100% of the Project, subject to a 2% net smelter return royalty which may be purchased from its owner for a consideration of US$250,000.

Changes to Share Capital

On August 15, 1983 the Company was recapitalized to increase the number of common shares authorized and create two new series of stock. Following the recapitalization, 15,000,000 common shares of the Company were authorized. In addition 5,000,000 Class A Special Shares and 4,000,000 Class B Special Shares were created. On December 23, 1986 the Articles of Incorporation of the Company were amended to provide that the 403,077 unissued Class "B" special shares were changed to 403,077 Class "A" special shares and the rights of the Class "A" special shares and the Class "B" special shares were deleted. The 403,077 issued Class "A" special shares were re-designated as Class A preference shares and subject to the rights thereto. On July 19, 1988 the Company effectuated a 2 for 1 reverse split of its common shares and changed its name to “Great Grandad Resources Limited.” Following such reverse split there were 5,468,463 issued and outstanding common shares of the Company.

On July 4, 2007, the Company underwent another name change to “GGD Resources Inc.” The issued common shares were consolidated on the basis of six point eight (6.8) pre-consolidation shares for one post-consolidation share. The authorized and unissued Class A preference shares were cancelled. On December 19, 2007 Articles of Amendment were filed. The issued common shares were consolidated on the basis of 100 pre-consolidation shares for one post-consolidation share. No fractional shares were issued. On December 20, 2007 the Company subdivided the issued common shares on the basis of 100 post-subdivision shares for each pre-subdivision share. The number of common shares was changed from 15,000,000 to an unlimited number. The name of the Company was changed by Articles of Amendment filed on June 12, 2009 to "God's Lake Resources Inc." As of the date of this Registration Statement there are no preferred shares of God’s Lake authorized or outstanding.

Issued
	Shares	Amount
	#	$

Common Shares
Balance, December 31, 2007	1,532,565	8,254,712
Private placement issuance	1,290,323	120,000
Balance, December 31, 2008	2,822,888	8,374,712
Issued for interest in exploration property	300,000	30,000
Private placement issuance	5,110,000	511,000
Warrant valuation	-	(48,950)
Share issue costs	-	(21,520)
Balance, December 31, 2009	8,232,888	8,845,242

Escrowed Securities

None.

10.B Memorandum and Articles of Association

1. Place of Incorporation and Purposes

The Company is an Ontario Company formed under Business Corporations Act, R.S.O. 1990. The Articles of Incorporation (the “Articles”) do not address the Company’s purpose.

2. Directors’ Powers

A Director shall refrain from voting on a proposal, arrangement or contract in which he is materially interested, unless otherwise permitted by the Business Corporations Act (Ontario) (the “Act”). Furthermore, the nature and extent of said Director’s interest shall be disclosed in writing or entered into the minutes of a Directors’ meeting. Director compensation is determined by the Board of Directors and there are no provisions regarding compensation in the absence of an independent quorum. The Directors may, with or without the authority of the By-laws and with or without shareholder resolution authorize the Company to take the following actions:

Borrow money upon the credit of the Company;

Issue, reissue, sell or pledge debt obligations of the Company;

Give a guarantee to secure a performance of an obligation of any person; and

Mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the property owned or subsequently acquired by the Company to secure any debt obligation of the Company.

Pursuant to the By-laws of the Company, a Director is not required to hold shares in the capital of the Company as qualification for his office but shall be qualified, as required by the Act, to become or act as a Director. There are no age considerations pertaining to the retirement or non-retirement of Directors. Pursuant to the By-laws, a majority of Directors must be resident Canadians. If the number of Directors is two, only one Director must be a resident Canadian.

3. Share Rights, Preferences and Restrictions

The Company is authorized to issue an unlimited number of common shares and no other class of shares. All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

4. Shareholder’s Rights

Under the Act by a special resolution the Articles may be amended to allow a change in the designation of all or any of its shares and to add, change or remove any rights, privileges and conditions.

5. Meetings

The annual meeting of the shareholders may be held at any place in or outside of Ontario as the Board of Directors determines, or in the absence of such determination, at the registered office of the Company. The Board of Directors may also determine the date of the annual meeting. The Board may also, at any time, call a special meeting of the shareholders of the Company. Notice must be given not less than 21 days, and not more than 50 days, in advance. Notice for a special meeting must include the nature of the business to be transacted and the text of any special resolution to be submitted to the meeting.

Notice may be waived by any shareholder or person entitled to attend the meeting. Attendance by any person at a meeting shall still constitute waiver unless such person attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not lawfully called. Accidental omission of notice to any individual entitled to attend a meeting shall not invalidate the proceedings taken or resolutions passed at any meeting of the shareholders.

6. Limitations on the Right to Own Securities.

There are no limitations on the right to own securities. There is no liability to fund capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

7. Limitations on Restructuring

There is no provision of the Company’s Articles or By-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

8. Disclosure of Share Ownership

There are no By-law provisions regarding disclosure of share ownership.

9. Governing Law

The Company believes that the principles of Canadian corporate law governing the Company are generally consistent with the principles which form the basis for the laws governing corporations in the United States.

10. Capitalization

The Company’s Articles do not include provisions regulating changes in the capital of the Company.

10.C Material Contracts

On June 12, 2009 the Company entered into a property sale agreement (the “Purchase Agreement”) with Sachigo River Exploration Company Inc. (“Sachigo”) pursuant to which the Company became the assignee of Mining Lease No. 107191 (the “Lease”), covering the Sherman Lake Gold Project, as further described below. In lieu of paying the purchase price for the assignment in cash, the Company issued to Sachigo 300,000 shares of its common stock as consideration. In the event one or more of the claims comprising the Sherman Lake Gold Project enters into production, the Company is required to pay to C. Warren Hunt (“Hunt”) a 2% net smelter return royalty (the “NSR”) pursuant to an agreement between Sachigo and Hunt dated as of March 22, 1999. The Company has the right at any time, upon 45 days written notice, to purchase the NSR from Hunt for US $250,000.

The Lease is dated as of January 1, 1999 and expires on December 31, 2011. The lessor under the Lease is the Ministry of Northern Development and Mines for the Province of Ontario. The Company currently is required to pay approximately $600 annually as rent. In addition, the Company is responsible for all taxes and assessments imposed on the Project. Under the terms of the Lease, the Sherman Lake Project is to be used solely for the purposes of the mining industry. The Lease cannot be renewed prior to the three-month period preceding the expiration of the Lease. The Company will undertake to renew the Lease in October of 2011.

10.D. Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of our common stock, other than withholding tax requirements (See "Taxation" below).

Except as provided in the Investment Canada Act, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by our constituent documents on the right of a non-resident to hold or vote our common stock.

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are CDN $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of CDN $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of CDN $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

As applied to an investment in us, three methods of acquiring control of a Canadian business would be regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from CDN $5 million to CDN $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

10.E. Taxation

Certain Canadian Federal Income Tax Consequences

Management has been advised by its Canadian legal counsel that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who, at all material times, is a resident of the United States and is not a resident, or deemed to be a resident, of Canada, deals at arm's length and is not affiliated with the Company, did not acquire our common shares by virtue of employment, is not a financial institution, partnership or a trust, holds our common shares as capital property, and does not use or hold, and is not deemed to use or hold, his or her common shares in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administration and assessing policies of Canada Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or foreign tax considerations which may differ significantly from those discussed below. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of common shares.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject to a 25% withholding tax pursuant to the provision of the ITA. The Canada-US Income Tax Convention (the "Treaty") provides that the normal 25% withholding tax rate is generally reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners who are residents of the United States. However, if the beneficial owner is a resident of the United States and is a corporation which owns at least 10% of the voting stock of the Company, the withholding tax rate on dividends is reduced to 5%.

Capital Gains

A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be "taxable Canadian property" of the holder within the meaning of the ITA and no relief is afforded under an applicable tax treaty. For purposes of the ITA, a Common Share of the Company will be taxable Canadian property to a non-resident holder if the non-resident holder and/or persons with whom that holder does not deal at arm's length holds 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60 month period immediately preceding the disposition of the common share.

In the case of a non-resident holder to whom shares of our common stock represent taxable Canadian property and who is a resident in the United States and not a former resident of Canada, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada within the meaning of the Treaty.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of our common shares. This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the United States tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold common shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who hold the common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust). This summary does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distributions on Our Common Shares

Subject to the discussion below regarding passive foreign investment companies (“PFICs”), the gross amount of any distribution (including non-cash property) by us (including any Canadian taxes withheld therefrom) with respect to common shares generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of ours, as determined under United States Federal income tax principles. Distributions received by non-corporate U.S. Holders may be subject to United States Federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2010 if certain conditions are met. These conditions include the Company not being classified as a PFIC, it being a “qualified foreign corporation,” the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common shares and to the extent that such distribution exceeds the Holder’s adjusted tax basis in our common shares, will be taxed as capital gain. In the case of U.S. Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

If a U.S. Holder receives a dividend in Canadian dollars, the amount of the dividend for United States federal income tax purposes will be the U.S. dollar value of the dividend (determined at the spot rate on the date of such payment) regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted into U.S. dollars.

Disposition of Common Shares

Subject to the discussion below regarding PFIC’s, gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our common shares (including, without limitation, a complete redemption of our common shares) generally will be subject to United States Federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in our common shares and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of our common shares that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15% subject to the PFIC rules below. Deductions for capital losses are subject to certain limitations. If the U.S. Holder receives Canadian dollars on the sale or disposition, it will have a tax basis in such dollars equal to the U.S. dollar value. Generally, any gain or loss realized on a subsequent disposition of the Canadian dollars will be U.S. source ordinary income or loss.

U.S. “Anti-Deferral” Rules

Passive Foreign Investment Company (“PFIC”) Regime. If we, or a non-U.S. entity directly or indirectly owned by us (“Related Entity”), has 75% or more of its gross income as “passive” income, or if the average value during a taxable year of ours or the Related Entity’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us or the Related Entity, then the United States PFIC rules may apply to U.S. Holders. If we or a Related Entity is classified as a PFIC, a U.S. Holder will be subject to increased tax liability in respect of gain recognized on the sale of his, her or its common shares or upon the receipt of certain distributions, unless such person makes a “qualified electing fund” election to be taxed currently on its pro rata portion of our income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and we provide certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules. As another alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of its common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). We or a related entity can give no assurance as to its status as a PFIC for the current or any future year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

Controlled Foreign Corporation Regime (“CFC”). If a U.S. Holder (or person defined as a U.S. persons under Section 7701(aX301 of the Code) owns 10% or more of the total combined voting power of all classes of our stock and U.S. Shareholders own more than 50% of the vote or value of our Company, we would be a “controlled foreign corporation”. This classification would result in many complex consequences, including the required inclusion into income by such U. S. Shareholders of their pro rata shares of “Subpart F income” of our Company (as defined by the Code) and our earnings invested in “US property” (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of our common shares by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged. It is not clear the CFC regime would apply to the U.S. Holders of our common shares, and is outside the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to us may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the U.S. Holder. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to its worldwide taxable income. This limitation is designed to prevent foreign tax credits from offsetting United States source income. In determining this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.

In addition, this limitation is calculated separately with respect to specific “baskets” of income such as passive income, high withholding tax interest, financial services income, shipping income, and certain other classifications of income. Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class. Under the American Jobs Creation Act of 2004 (the “Act”), this basket limitation will be modified significantly after 2006.

Unused foreign tax credits can generally be carried back one year and carried forward ten years. U.S. Holders should consult their own tax advisors concerning the ability to utilize foreign tax credits, especially in light of the changes made by the Act.

Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting requirement and to backup withholding unless the US Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Federal income tax liability of the US Holder and may entitle the US Holder to a refund, provided that the required information is furnished to the IRS.

10.F. Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non- resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts

The Company's auditor for its financial statements for the preceding year was McGovern, Hurley, Cunningham, LLP. McGovern, Hurley, Cunningham, LLP is licensed to practice in Canada by the Canadian Institute of Chartered Accountants. Their audit report for the fiscal years ended December 31, 2009 and 2008 is included with the related financial statements in this registration statement with their consent.

10.H. Document on Display

All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

10.I. Subsidiary Information

No disclosure required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, the Company’s market risks are minimal. As a Canadian Company, its cash balances are kept in Canadian funds. Therefore, God’s Lake is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is it likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

--- No Disclosure Necessary ---

12.B. Warrants and Rights

The table below reflects all of the outstanding share purchase warrants at the date of this registration statement. Each outstanding share purchase warrant entitles the holder to acquire one previously unissued common share of the Company.

Number	Expiry	Exercise price	To purchase
5,110,000	July 15, 2011	CND$0.75	1 common share

12.C. Other Securities

--- No Disclosure Necessary ---

12.D. American Depository Shares

-- No Disclosure Necessary ---

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

No disclosure required.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

No disclosure required.

Item 15. Controls and Procedures

No disclosure required.

Item 16A. Audit Committee and Financial Expert

For information regarding the Company’s Audit Committee see Item 6 — “Directors, Senior Management and Employees”.

Item 16B. Code of Ethics

No disclosure required.

Item 16C. Principal Accountant Fees and Services

The following table discloses the fees billed to the Company by its external auditor during the last three financial years.

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2009	$7,500	Nil	$1,000	Nil
December 31, 2008	$11,000	Nil	$1,500	Nil
December 31, 2007	$10,200	Nil	$3,500	Nil

Item 16D. Exemptions from the Listing Standard for Audit Committee

No disclosure is required.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No disclosure is required.

Item 16F. Change in Registrant’s Certifying Accountant

No disclosure required.

Item 16G. Corporate Governance

No disclosure required.

Item 17. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements for the Twelve Month Periods Ended
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Balance Sheets

Statements Of Operations, Comprehensive Loss And Deficit For The Years Ended December 31, 2009 and 2008

Statements of Cash Flows for the Years Ended December 31, 2009 and 2008

Notes to Financial Statements

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
God’s Lake Resources Inc. (an exploration stage company)

We have audited the balance sheets of God’s Lake Resources Inc. (an exploration stage company) as at December 31, 2009 and 2008 and the statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
January 26, 2010, except Note 7 which is at March 8, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

Reporting standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern such as those described in Note 1 to the financial statements. Generally accepted auditing standards in Canada do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

McGOVERN, HURLEY, CUNNINGHAM, LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
January 26, 2010, except Note 7 which is at March 8, 2010

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)

BALANCE SHEETS
AS AT DECEMBER 31

	2009	2008
	$	$
ASSETS
CURRENT
Cash	424,848	19,958
Sundry receivables	3,740	2,548
	428,588	22,506
OTHER ASSETS
Interest in exploration property (Note 3)	30,000	-
	458,588	22,506

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	19,677	9,877

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Notes 4(a) and (b))	8,845,242	8,374,712
WARRANTS (Note 4(c))	48,950	-
CONTRIBUTED SURPLUS	215,834	215,834
DEFICIT	(8,671,115)	(8,577,917)
	438,911	12,629
	458,588	22,506

GOING CONCERN (Note 1)
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)

APPROVED ON BEHALF OF THE BOARD:

Signed “Mark B. Cairns” , Director

Signed “Michael G. Sheridan" , Director

See accompanying notes to the financial statements

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31

	2009	2008
	$	$

Professional fees	34,210	11,816
Filing fees	21,722	2,988
General and administrative	16,055	18,918
Consulting	11,963	-
Travel	9,524	-
Other (income)	(276)	-

Net loss and comprehensive loss for the period	93,198	33,722

Deficit, beginning of period	8,577,917	8,544,195

Deficit, end of period	8,671,115	8,577,917

Net loss per share – basic and diluted	0.02	0.02

Weighted average number of common shares outstanding - basic and diluted	5,354,915	1,762,349

See accompanying notes to the financial statements

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2009	2008
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) for the period	(93,198)	(33,722)

Changes in non-cash working capital balances:
(Increase) in sundry receivables	(1,192)	(78)
Increase (decrease) in accounts payable and accrued liabilities	9,800	(2,132)

Cash flows from operating activities	(84,590)	(35,932)

CASH FLOWS FROM FINANCING ACTIVITIES
Promissory note (Note 5)	5,500	45,000
Issuance of units, net of costs	483,980	-

Cash flows from financing activities	489,480	45,000

Increase in cash	404,890	9,068

CASH, BEGINNING OF PERIOD	19,958	10,890

CASH, END OF PERIOD	424,848	19,958

SUPPLEMENTAL INFORMATION
Taxes paid	-	-
Interest paid	-	-
Common shares issued for interest in exploration property (Note 3)	30,000	-
Units (common shares) issued in settlement of promissory note payable (Note 5)	5,500	120,000

See accompanying notes to the financial statements

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1.	NATURE OF OPERATIONS AND GOING CONCERN

God’s Lake Resources Inc. (the “Company”), formerly GGD Resources Inc., was incorporated in 1978. During the ten year period prior to January 1, 2009, the Company had no active business or assets other than current assets. On June 12, 2009, the Company acquired a 100% interest in the Sherman Lake Gold Project in exchange for 300,000 fully paid and non-assessable common shares, valued at $0.10 per share. The Sherman Lake area is located 410 km north of Red Lake, Ontario. The Company is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 “Enterprises in the Development Stage” and is now engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration property acquisition costs and related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the basis that the Company is a going concern. Management believes it will be successful in raising the necessary financing to continue in the normal course of operations; however, there is no assurance that these funds will be available on terms acceptable to the Company or at all. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are prepared on a basis consistent with the prior year except where noted below. Outlined below are those policies considered particularly significant.

Interest in Exploration Properties and Deferred Exploration Expenditures

Acquisition costs and exploration expenses relating to properties in which the Company has an interest will be deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are expensed to operations in the year of abandonment or sale.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company are recorded in the accounts at the time of payment.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

2.	ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS (Continued)

Interest in Exploration Properties and Deferred Exploration Expenditures (Continued)

The Company reviews capitalized property costs on a periodic basis and recognizes impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the properties. Management's assessment of the properties estimated current value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

On March 27, 2009, the Accounting Standards Board issued EIC-174 “Mining Exploration Costs”. In this EIC, the Committee provided additional guidance for an enterprise that has initially capitalized exploration costs and has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has adopted EIC-174 in these financial statements with no material impact on the Company’s financial statements.

Asset Retirement Obligations

Costs of asset retirement obligations will be estimated each year by management based upon current regulations and industry practice. The fair value of asset retirement obligations is measured at the discounted present value of its expected cash outflows. The discounted amount will be capitalized as part of the carrying value of exploration properties and a corresponding liability will be recognized in the balance sheet. Once commercial production is achieved, depletion and depreciation expense will include amortization of the asset retirement amount using the unit-of-production method. The effect of the passage of time on the liability or accretion expense will be included in operating expense. The Company did not have any asset retirement obligations as at December 31, 2009 and 2008.

Credit Risk

On January 20, 2009 the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. Under EIC-173, an entity’s own credit risk and the credit risk of the counterparty should be taken in to account in determining the fair value of financial assets and liabilities, including derivative instruments. The Company adopted the requirements of EIC-173 effective January 1, 2009. The adoption of the EIC did not have a material impact on the Company’s financial statements.

Foreign Currency Translation

The Company incurs certain expenditures in Euro and U.S. dollars. Foreign currency amounts are translated into Canadian dollars, the functional currency of the Company, using the exchange rate in effect at that date. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets are translated at historical exchange rates. Expenses are translated using the exchange rate in effect at that time of the transaction. Translation gains and losses are included in the statements of operations, comprehensive loss and deficit.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates at which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

2.	ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS (Continued)

Financial Instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as “held-for-trading”, “available-for-sale” financial assets, “held-to-maturity”, “loans and receivables”, or “other” financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net loss for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet or until impairment is assessed as other than temporary. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Financial instruments included in sundry receivables are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

In June 2009, the CICA amended Section 3862, “Financial Instruments - Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

Stock-Based Compensation

The Company records compensation cost based on the fair value method of accounting for stock-based compensation. The fair value of stock options is estimated using the Black-Scholes option pricing model. The fair value of each option is recognized over the vesting period as stock based compensation expense and contributed surplus. When options are exercised, the proceeds received, together with any amount in contributed surplus will be credited to share capital. The Company’s stock-based compensation plan is described in Note 4(d).

Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share. See Note 4(c) for details on the Company’s potentially dilutive securities.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the period. Significant estimates include the valuation of interest in exploration property, asset retirement obligations, warrants and future tax assets. Actual results could differ from estimates. Management believes that the estimates are reasonable.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

2.	ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS (Continued)

Goodwill and Intangible Assets

In November 2007, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces the existing Handbook Section 3062, “Goodwill and Other Intangible Assets” and Handbook Section 3450, “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this section effective January 1, 2009 had no material impact on the Company’s financial statements.

Comparative Balances

Certain comparative figures disclosed in the statement of operations, comprehensive loss and deficit have been reclassified to conform with financial statement presentation adopted for the current year.

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with IFRS by 2011. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS.

Business Combinations

CICA handbook Section 1582 “Business Combinations”, replaces Section 1581 “Business Combinations”, and provides the Canadian equivalent to International Financial Reporting Standards 3 “Business Combinations”. This applies to a transaction in which the acquirer obtains control of one or more businesses. Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. Any interest in the acquiree owned prior to obtaining control will be re-measured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions. Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed. Section 1582 is effective for fiscal years beginning on or after January 1, 2011.

Consolidations and Non-Controlling Interests

CICA handbook Sections 1601 “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests” replace Section 1600 “Consolidated Financial Statements”. These new sections provide the Canadian equivalent to International Accounting Standard 27 “Consolidated and Separate Financial Statements”. Sections 1601 and 1602 are effective for fiscal years beginning on or after January 1, 2011.

3.	INTEREST IN EXPLORATION PROPERTY

On May 12, 2009, the Company announced that it entered into an arm’s length agreement with Sachigo River Exploration Company Inc., to acquire a 100% interest in the Sherman Lake Gold Project in consideration for the issuance of 300,000 common shares valued at $30,000. The price of per common share was based on the arm’s length price per unit of $0.10 paid in the private placement transaction also announced on May 12, 2009. The acquisition closed on June 12, 2009. The Sherman Lake area is located 410 km north of Red Lake, Ontario.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

3.	INTEREST IN EXPLORATION PROPERTY (Continued)

The Sherman Lake Gold Project consists of one block of 16 leased claims and is subject to a 2% net smelter return royalty, which may be purchased for consideration of US$250,000. The leases expire on December 31, 2011 at which point they can be renewed.

4.	CAPITAL STOCK, WARRANTS AND CONTRIBUTED SURPLUS

	(a)	Authorized

Unlimited number of common shares.

	(b)	Issued

	Shares	Amount
	#	$

Common Shares

Balance, December 31, 2007	1,532,565	8,254,712
Private placement issuance (i)	1,290,323	120,000
Balance, December 31, 2008	2,822,888	8,374,712
Issued for interest in exploration property (Note 3)	300,000	30,000
Private placement issuance (ii)	5,110,000	511,000
Warrant valuation (ii)	-	(48,950)
Share issue costs (ii)	-	(21,520)
Balance, December 31, 2009	8,232,888	8,845,242

(i) On October 23, 2008, the Company issued 1,290,323 common shares in settlement of the note payable in the aggregate amount of $120,000 described in Note 5. The subscription price of $0.093 per common share was based on the arm’s length price per share of $0.093 paid in a change of control transaction announced on May 18, 2006.

(ii) On July 15, 2009, the Company closed a non-brokered private placement financing and issued 5,110,000 units at $0.10 per unit. Each unit of the Company consisted of one common share and one common share purchase warrant. Each full warrant entitles the holder to acquire one common share at a price of $0.75 for a period of 24 months (the “Warrant Term”) from the closing date, provided that if after four months and one day following the closing date, the closing price of the common shares on the principal market on which such shares trade is equal to or exceeds $1.50 for 20 consecutive trading days, the Company may provide written notice to the purchaser that the Warrant Term shall accelerate to the date which is 90 days following the date a press release is issued by the Company announcing the reduced Warrant Term. Share issue costs related to this private placement were $21,520 of which $2,050 was allocated to warrants. See Note 5.

(c)	Warrants

Share purchase warrant transactions for the years ended December 31, 2008 and 2009 were as follows:

			Exercise	Expiry
	Warrants	Amount	Price	Date
	#	$	$

Balance, December 31, 2007 and 2008	-	-	-
Private placement issuance (Note 4(b)(ii))	5,110,000	48,950	0.75	July 15, 2011
Balance, December 31, 2009	5,110,000	48,950	0.75

The weighted average grant date fair value of warrants granted during the year ended December 31, 2009 amounted to $0.01 per warrant. The grant date fair value of each warrant granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 1.23%; expected life of 2 years; expected volatility of 100%; and expected dividend yield of 0%.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

4.	CAPITAL STOCK, WARRANTS AND CONTRIBUTED SURPLUS (Continued)

	(d)	Stock Option Plan

The Company has a stock option plan (the “Plan”), whereby it can grant options for the purchase of common shares to its directors, officers and certain consultants. The maximum aggregate number of shares that may be issuable pursuant to options granted under the Plan shall not exceed 10% of the issued and outstanding shares of the Company. No more than 5% of the issued shares of the Company may be granted to any one optionee, and no more than 2% of the issued shares of the Company may be granted to any one consultant or employee conducting “Investor Relations Activities” in any 12-month period. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements. The Company did not grant any options during the years ended December 31, 2009 and 2008.

5.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, a corporation controlled by a director and former officer of the Company, advanced $5,500 to the Company. This amount was settled through the issuance of 55,000 units, which was part of the private placement financing described in Note 4(b)(ii).

During the year ended December 31, 2007, this same corporation controlled by a director and former officer of the Company, advanced $75,000 to the Company. During the year ended December 31, 2008, the same corporation advanced an additional $45,000 to the Company for a total advance of $120,000. On October 23, 2008 the directors of the Company approved a subscription agreement with the corporation that had advanced the aforementioned funds, for a private placement of 1,290,323 common shares of the Company (see Note 4(b)(i)). Repayment of the advanced funds was applied to the subscription price of the shares.

During the year ended December 31, 2009, directors of the Company and a spouse of a director of the Company subscribed for a total of 3,925,000 units pursuant to the private placement described in Note 4(b)(ii) for gross proceeds of $392,500. In connection with this same private placement, the Company incurred legal fees in the amount of $21,000 charged by a law firm of which a director who is also a shareholder and former officer of the Company, is partner.

During the year ended December 31, 2009, the Company made payments totalling $5,400 (2008 - $Nil) relating to fees to a director who is also a shareholder and former officer of the Company which are included as a component of professional fees. This transaction occurred in the normal course of operations and is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Subsequent to the acquisition of the Sherman Lake Gold Project described in Note 3, a director of Sachigo River Exploration Company Inc. became a director of the Company.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

6.	INCOME TAXES

	(a)	Provision for Income Taxes:

Major items causing the Company’s income tax rate to differ from the statutory rate of approximately 33% (2008 – 33.5%) are as follows:

	2009	2008
	$	$

(Loss) before taxes	(93,198)	(33,722)

Expected income tax (benefit) based on statutory rates	(30,800)	(11,300)
Increase in capital loss	-	(18,200)
Share issue costs	(5,400)	-
Change in tax rates	188,200	1,500
Change in valuation allowance	(152,000)	28,000

	-	-

(b)	Future Tax Balances:

The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
	$	$
Future tax assets
Exploration properties	386,200	447,900
Capital losses	717,300	832,100
Share issue costs	4,300	-
Non-capital losses	50,700	30,500
	1,158,500	1,310,500
Valuation allowance	(1,158,500)	(1,310,500)

	-	-

As at December 31, 2009, the Company had non-capital losses of approximately $202,500 available to reduce future years taxable income. The losses, if unutilized, will expire as follows:

Year	Amount

2014	$5,100
2025	1,000
2026	18,300
2027	46,900
2028	33,700
2029	97,500

$202,500

As at December 31, 2009 the Company also had Canadian exploration and development expenditures, and Canadian oil and gas property expenditures in the aggregate amount of approximately $1,544,621 and capital losses of approximately $5,738,700 which under certain circumstances, may be utilized to reduce taxable income of future years.

The potential income tax benefit of these expenditures and losses has been fully offset by a valuation allowance.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

7.	CONTINGENCIES

Environmental Contingencies

The Company’s mining and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. The Company’s recently acquired Sherman Lake Gold Project hosts an abandoned mine site which is on the Ontario Ministry of Northern Development, Mines and Forestry (“MNDM”) Abandoned Mine Information System. Currently, no remedial action is necessary other than periodic inspections by MNDM. The Company has not been advised of any remedial work they would be required to undertake. Environmental laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make in the future, expenditures to comply with such laws and regulations. The cost to the Company of such expenditures, if any, are not known to date.

Consulting Agreement

On March 8, 2010, the Company entered into a consulting agreement with an officer of the Company which expires on March 3, 2011. The agreement provides for termination costs of $15,000 should the Company terminate the contract without notice.

8.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of capital stock, warrants, contributed surplus, and accumulated deficit. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the search for suitable new business ventures. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of a business. The Company is not subject to externally imposed capital requirements.

The properties in which the Company currently has an interest are in the exploration and development stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company has raised additional capital through a non-brokered arm’s length private placement. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

9.	FINANCIAL RISK FACTORS

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company currently has no short-term investments, and the only financial instruments included in sundry receivables consists of goods and services tax due from the Federal Government of Canada, and a refundable deposit made to Bell Canada. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to these balances is remote.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2009, the Company had a cash balance of $424,848 (2008 - $19,958) and liabilities of $19,677 (2008 - $9,877). The proceeds from the private placement that closed in July 2009 (see Note 4) injected sufficient capital into the Company to cover its liabilities and embark on exploration activities in the Sherman Lake region.

Market risk

(a) Interest rate risk

The Company has cash balances subject to fluctuations in the prime rate; however, no cash is currently invested. The Company does not hedge against interest rate risk.

(b) Price risk

The Company is exposed to price risk with respect to commodity prices, specifically gold. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. As the Company's exploration properties are in the exploration stage and do not contain any mineral known or proven resources or mineral reserves, the Company does not hedge against commodity price risk.

(c) Foreign exchange risk

The Company’s financings are in Canadian dollars. Certain of the Company's expenses are incurred in U.S. dollars and are therefore subject to gains or losses due to fluctuations in exchange rates. As at December 31, 2009, the Company had accounts payable and accrued liabilities of $5,000 (Cdn$5,255) (2008 - $Nil) denominated in U.S. dollars.

Sensitivity analysis

As at December 31, 2009, the carrying and fair value amounts of the Company's financial instruments are approximately the same. The Company does not believe there would be any material movements as a result of changes in interest rates. The Company does not hold any balances in foreign currencies that would give rise to exposure to foreign exchange risk.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The significant differences between Canadian GAAP and U.S. GAAP affecting the Company’s financial statements are summarized as follows:

	(a)	Exploration expenditures

Under Canadian GAAP, acquisition costs of exploration property interests and exploration expenditures may be capitalized. Under U.S. GAAP, exploration costs are expensed as incurred with any related cash flows reported as operating activities. When commercially minable deposits are determined to exist within a particular property, then subsequent development costs of the property would be capitalized. For U.S. GAAP purposes, property acquisition costs are capitalized as incurred and are subject to impairment analysis on the occurrence of a triggering event, which is effectively a negative event that differs from the Company’s original expectations made at the time of the acquisition. Such acquisition costs will be amortized on a unit of production basis once production commences.

	(b)	Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise. During the ten year period prior to January 1, 2009, the Company had no active business or assets other than current assets. Effective July 2009, the Company began devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as a development stage enterprise for accounting purposes does not impact the measurement principles applied to these financial statements.

	(c)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

There were no material differences between Canadian and U.S. GAAP on the balance sheets as at December 31, 2009 and 2008 and the statements of operations, comprehensive loss and deficit, and cash flows for the years ended December 31, 2009 and 2008.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent United States GAAP pronouncements

	(i)	The Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new standards for The Hierarchy of Generally Accepted Accounting Principles. These standards, ASC 105, culminated a multi-year project to replace the previous GAAP hierarchy and established Accounting Standard Codification (the “Codification”). The Codification is not expected to change US GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. Following this guidance, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) to update the Codification. After the launch of the Codification on July 1, 2009, only one level of authoritative US GAAP for non-governmental entities will exist, other than guidance issued by the SEC. This statement is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Company’s financial statements.

	(ii)	Business Combinations

In December 2007, the FASB revised its accounting standards for Business Combinations. The standard, ASC 805, requires the acquiring entity to recognize and measure in its financial statements all the assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009. The adoption of this new standard had no impact on the Company’s financial statements.

	(iii)	Fair Value Measurement and Disclosures

In October 2008, FASB amended accounting standards for Fair Value Measurements and Disclosures. The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active. The amendment is intended to address the following application issues: (a) how the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist; (b) how available observable inputs in a market that is not active should be considered when measuring fair value; and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. The changes were effective on issuance, including prior periods. The adoption of this new standard had no impact on the Company’s financial statements.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent United States GAAP pronouncements

	(iv)	Investments - Other

In January 2009, FASB amended accounting standards for Investments – Other. The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities. The amendment removes the reference to the consideration of a market participant’s estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment’s carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively. The adoption of this new standard had no impact on the Company’s financial statements.

	(v)	Fair Value Measurements and Disclosures

In April 2009, FASB amended accounting standards for Fair Value Measurements and Disclosures. The amended standard, ASC 820, addresses issues related to the determination of fair value when the volume and level of activity for an asset or liability has significantly decreased, and identifying transactions that are not orderly. The revisions affirm the objective that fair value is the price that would be received to sell an asset in an orderly transaction (that is not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions, even if the market is inactive. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. If determined that a quoted price is distressed (not orderly), and thereby not representative of fair value, the entity may need to make adjustments to the quoted price or utilize an alternative valuation technique (e.g., income approach or multiple valuation techniques) to determine fair value. Additionally, an entity must incorporate appropriate risk premium adjustments, reflective of an orderly transaction under current market conditions, due to uncertainty in cash flows. The revised guidance requires disclosures in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The changes are effective for interim and annual reporting periods ending after June 15, 2009, and are to be applied prospectively. The adoption of this new standard had no impact on the Company’s financial statements.

	(vi)	Financial Instruments

In April 2009, FASB revised accounting standards for Financial Instruments. The revised standard, ASC 825, requires fair value disclosures in the notes of an entity’s interim financial statements for all financial instruments, whether or not recognized in the statement of financial position. This revision became effective for the interim reporting period ending after June 15, 2009. The adoption of this new standard had no impact on the Company’s financial statements.

GOD’S LAKE RESOURCES INC.
(FORMERLY “GGD RESOURCES INC.”)
(AN EXPLORATION STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent United States GAAP pronouncements

	(vii)	Subsequent Events

In May 2009, FASB amended the accounting standard for Subsequent Events. The updated standard, ASC 855, established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The revisions should not result in significant changes in the subsequent events that an entity reports, either through recognition or disclosure in its financial statements.

	(viii)	Accounting for Transfer of Financial Assets

In June 2009, FASB issued SFAS 166 Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140, which is now part of ASC 860 to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This new guidance is effective for fiscal years beginning after November 15, 2009 and is not expected to have a material impact on the Company’s financial statements.

	(ix)	Variable Interest Entities

In June 2009, FASB issued SFAS 167 Amendments to FASB Interpretation No. 46(R), which is now part of ASC 810-10 (167) to improve financial reporting by enterprises involved with variable interest entities. This new guidance is effective for fiscal years beginning after November 15, 2009 and is not expected to have a material impact on the Company’s financial statements.

	(x)	Measuring Liabilities at Fair Value

In August 2009, FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. This update amends ASC 820, Fair Value Measurements and Disclosure, in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset, (ii) the quoted price for a similar liability or for a similar liability when traded as an asset, or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update is effective for the Company in the first quarter of the 2010 fiscal year. The adoption of this update is not expected to have any impact on the Company’s financial statements.

Item 18. Financial Statements

The Company has elected to provide Financial Statements pursuant to Item 17.

Item 19. Exhibits

1.1	Articles of Incorporation of Keeley Extension Mines, Limited (presently known as “God’s Lake Resources Inc.”) effective as of December 21, 1923.

1.2	Articles of Amendment dated as of May 24, 1974.

1.3	Articles of Amendment dated as of July 4, 1977

1.4	Certificate of Continuance dated as of March 1, 1978

1.5	Articles of Amendment dated as of June 13, 1978

1.6	Articles of Amendment dated as of August 15, 1983

1.7	Articles of Amendment dated as of December 23, 1986

1.8	Articles of Amendment dated as of July 19, 1988

1.9	Articles of Amendment dated as of July 4, 2007

1.10	Articles of Amendment dated as of December 19, 2007

1.11	Articles of Amendment dated as of December 20, 2007

1.12	Articles of Amendment dated as of June 12, 2009

1.13	Bylaws of God’s Lake Resources Inc.

4.1	Mining Lease No. 107191 commencing as of January 1, 1999

4.2	Property Sale Agreement dated June 12, 2009 between the Company and Sachigo River Exploration Company Inc. pursuant to which it acquired an interest in the Sherman Lake Gold Project.

4.3	Consulting Contract among the Company, 2235260 Ontario Corp. and Judy Baker dated March 8, 2010.

23.1	Consent of McGovern, Hurley, Cunningham, LLP. dated as of April 20, 2010

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GOD’S LAKE RESOURCES INC.
(Registrant)

By: /s/ Jacqueline Lilley
______________________________________
Jacqueline Lilley
Chief Financial Officer

Date: April 20, 2010

EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation of Keeley Extension Mines, Limited (presently known as “God’s Lake Resources Inc.”) effective as of December 21, 1923.

1.2	Articles of Amendment dated as of May 24, 1974.

1.3	Articles of Amendment dated as of July 4, 1977

1.4	Certificate of Continuance dated as of March 1, 1978

1.5	Articles of Amendment dated as of June 13, 1978

1.6	Articles of Amendment dated as of August 15, 1983

1.7	Articles of Amendment dated as of December 23, 1986

1.8	Articles of Amendment dated as of July 19, 1988

1.9	Articles of Amendment dated as of July 4, 2007

1.10	Articles of Amendment dated as of December 19, 2007

1.11	Articles of Amendment dated as of December 20, 2007

1.12	Articles of Amendment dated as of June 12, 2009

1.13	Bylaws of God’s Lake Resources Inc.

4.1	Mining Lease No. 107191 commencing as of January 1, 1999

4.2	Property Sale Agreement dated June 12, 2009 between the Company and Sachigo River Exploration Company Inc. pursuant to which it acquired an interest in the Sherman Lake Gold Project.

4.3	Consulting Contract among the Company, 2235260 Ontario Corp. and Judy Baker dated March 8, 2010.

23.1	Consent of McGovern, Hurley, Cunningham, LLP. dated as of April 20, 2010